st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

02 July 2002

02 JUL -9 AM 11:30

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02042471

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Declaration of Dividend/Record Date for St.George Bank PRYMES
- New Issue of Shares – Dividend Reinvestment Plan
- Shareholder Newsletter
- New Issue Announcement
- Directors' Interest Notice

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Michael Bowan
General Counsel and Secretary

dlw 7/9

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	462
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank PRYMES**
Date Sent:	27 June 2002

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Board has declared a half yearly dividend of $3.15 per PRYMES to be paid 20 August 2002 with a record date for determination of entitlements of 6 August 2002.

The fully franked dividend will attach imputation credits of 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	463
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue of Shares – Dividend Reinvestment Plan**
Date Sent:	28 June 2002

In reference to the dividend payment to be made to St.George Bank Shareholders on 2 July 2002, we advise that as a result of the Dividend Reinvestment Plan, 3,598,236 ordinary shares will be issued on 2 July 2002 with an issue price of $19.22 per share (subject to any minor adjustment which will be advised in our Application for Quotation). The new shares issued rank equally in all respects with other ordinary shares. The amount of capital raised as a result of the DRP is approximately $69 million.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 JUL -9 AM 11:50

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	464
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SHAREHOLDER NEWSLETTER**
Date Sent:	28 June 2002
Bar Code:	

I attach two (2) copies of the Shareholder Newsletter to be mailed to St.George Bank shareholders with their dividend payment on 2 July 2002.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george   Issue 15   June 2002



SHAREHOLDER

Chairman's message

On 7 May 2002, the Bank reported to the market an operating net profit after tax, but before significant items, of $244 million for the half year to 31 March, which was an increase of 41 percent from the previous corresponding period. When certain significant items are accounted for, the net profit available to ordinary shareholders was $157 million compared with $173 million a year before.

Significant items were one off or non-recurring and amounted to $87 million. I shall return to the matter of significant items below.

The improved rate of profitability resulted from a sustained level of performance from St.George's 'Best Bank' redesign programme undertaken throughout last financial year. The programme concentrated on increasing revenues by modifying various products and services to provide customers with enhanced value and the Bank with higher income. The run rate of operating costs, too, was reduced across the organisation by restructuring the way work was performed without affecting the level of customer service.

Your Directors were pleased to be able to increase the interim dividend payable to 38 cents per ordinary share. This compares with 31 cents a year ago and is the fourth consecutive increase in dividends. Shareholders are now being rewarded for the successful completion of the acquisition of Advance Bank and a significant increase in operating performance.

The interim dividend, fully franked at 30 percent, was paid on 2 July. The Dividend Reinvestment Plan was operational for the interim dividend at a discount of 2.5 percent. While a minimum of 100 ordinary shares applies, there was no cap on share participation.

Return on average ordinary equity, before significant items and goodwill, is now 19.3 percent, compared with 15.8 percent in March 2001.

By all measures, the underlying performance of the Bank is highly satisfactory. The performance reflects the past hard work by our people and substantiates the strategy we commenced several years ago to increase the size and scale of the Bank's operations and position the Bank as a truly competitive force to the four major banks in Australia.

The challenge for the future is to maintain the momentum of the rate of profitability, increase business volumes and further improve value for our shareholders.

Now that we have reached a higher platform of performance, our aspirations are to expand the Bank's business by utilising the skills and strength developed over the past. Excellence in service and a single focus on our customers remain a priority to us.

Mrs Gail Kelly, our Managing Director and Chief Executive Officer, will outline St.George's strategy and the way ahead in her update to shareholders over the page.

I mentioned earlier that the half yearly accounts included an amount of $87 million in significant items. This amount was in two parts. The first was a write down of $15 million after tax of our portfolio of certain investments in the Internet and e-commerce or technology area. Over the last several years, we have made a number of these investments with the aim of complementing our financial services activities.

By all measures, the underlying performance of the Bank is highly satisfactory.

While the Bank continues to pursue a range of these business opportunities, they are at differing stages of development and have varying risk profiles. In addition, the market for technology businesses has turned down significantly over recent times affecting overall valuations.

In the light of these circumstances, the Directors formed the view that the Bank should value these investments conservatively and write them down to $4 million for the portfolio as a whole.

Similarly, the Directors decided to write down by $72 million the value of goodwill in its fully owned subsidiary, WealthPoint Limited. WealthPoint is a portfolio of businesses providing a range of software platforms and research resources to financial planners.

As part of our ongoing restructure of WealthPoint, businesses which we did not consider to be core to our operations were divested during the past half year for nominal or nil consideration. These businesses included Falkiners Stockbroking, Bourse Education and Hotcopper.

The Directors believe that the amount of unamortised goodwill remaining in WealthPoint at $63 million is now at an appropriate level.

Capital management activities for the Bank during the first half have been confined to the completion of a $1.8 billion securitisation of residential loan receivables, a subordinated debt issue of $200 million and the continuation of the Dividend Reinvestment Plan. The Directors will continue to review other initiatives to maintain the level of capital necessary to support the Bank's ongoing operations.

In May, the debt rating agency, Moody's Investors Service, announced an upgrade of the Bank's credit ratings. This is important for St.George, as a higher rating generally lowers the cost and improves the availability of funding in the domestic and international markets.

Continues on page 8.



Your Directors were pleased to be able to increase the interim dividend payable to 38 cents per ordinary share.

Frank Conroy, Chairman

Financial Summary

Statement of Financial Position as at

(selected items)	Mar 02 $m	Sep 01 $m	Mar 01 $m
Total Assets	**52,577**	52,056	49,278
Loans and other receivables	**40,811**	39,699	38,632
Treasury securities	**5,615**	4,687	3,965
Retail deposits	**26,755**	25,681	23,906
Other borrowings	**17,817**	18,403	17,940
Shareholders' Equity	**3,740**	3,626	3,589

Statement of Financial Performance

Half-Year Ended	Mar 02 $m	Sep 01 $m	Mar 01 $m
Interest income	**1,493**	1,570	1,741
Interest expense	**845**	947	1,129
Net interest income	**648**	623	612
Other income	**411**	368	314
Bad and doubtful debts expense	**34**	47	30
Operating expenses	**614**	561	565
Share of net loss of equity accounted associates	**1**	3	-
Operating profit before income tax and significant items	**410**	380	331
Income tax expense	**135**	145	120
Operating profit after income tax	**275**	235	211
Outside equity interests	**1**	1	-
Operating profit after income tax, outside equity interests and before significant items	**274**	234	211
Preference dividends	**30**	31	38
Profit after tax and before significant items	**244**	203	173
Significant items (net of income tax)	**87**	40	-
Profit available to ordinary shareholders	**157**	163	173

Performance Ratios

Half-Year Ended	Mar 02 %	Sep 01 %	Mar 01 %
Return on average assets (annualised)			
• before significant items and goodwill	**1.25**	1.14	1.06
• after significant items and goodwill	**0.71**	0.78	0.85
Return on average ordinary equity (annualised)			
• before significant items, goodwill and after preference dividends	**19.33**	17.36	15.78
• after significant items, goodwill, OEI and preference dividends	**10.12**	11.23	12.24
Expense / income ratio			
• excludes significant items and goodwill	**52.7**	51.7	55.6

Highlights

(comparisons are to the March 2001 half year)

- **Profit after tax and before significant items rose 41 percent to $244 million.**
- **Profit available to ordinary shareholders was $157 million.**
- **Interim dividend rose 23 percent to 38 cents per ordinary share.**
- **Non-interest income increased 31 percent to $411 million.**
- **Annualised basic earnings per ordinary share (before significant items and goodwill amortisation) increased 27 percent to 122.5 cents.**
- **Annualised return on average ordinary equity (before significant items and goodwill amortisation) increased from 15.78 percent to 19.33 percent.**



Significant Items:

Significant items of $94 million ($87 million after tax) comprise write-downs in respect of WealthPoint goodwill and the carrying value of certain investments. The profit available to ordinary shareholders, after significant items, was $157 million, a decrease of 9.2 percent on the previous corresponding period.

Dividend Payments:

Each dividend has a Record Date, ex dividend date and date payable. The Record Date is the date on which St.George closes its register to determine which shareholders are registered to receive the dividend.

Shares are quoted 'ex dividend' on the fourth business day before St.George's record date. To be entitled to a dividend a shareholder must have purchased shares before the ex dividend date. The share price may fall on the ex dividend date, with the fall in price being related to the amount of dividend being paid. Buyers after the ex dividend date will not receive the dividend because they will not be registered by the Record Date.

Managing Director's Update



I am delighted to report that the first half of the 2001/2002 financial year has seen another strong operating performance from St.George.

In this update I would like to address two key areas – our interim profit results including current performance, and our strategy for the future including the Even Better Bank program.

Any investor in St.George over this period will have more than doubled his or her money.

Interim profit results

The first thing to note here is our very pleasing operational result of $244m before significant items. The period has seen strong increases in our lending and deposit volumes in addition to solid managed funds growth. Further highlights include our stable margin, growth in non-interest income and continuing superior credit quality.

The charts on the right show our Net Profit After Tax, Expense/Income Ratio, Return on Equity and Earnings per Share for the period March 2000 to March 2002.

The positive trends demonstrate our well-established track record. As a result of this continuing strong performance we have been able to increase our dividend over the past period. The dividend has enjoyed a steady rise from 31 cents in March 2001 to 34 cents in September 2001 to 38 cents in March 2002.

St.George outperforms market and majors

As the graph below shows, we've been outperforming both the market and the major banks for some time. Any investor in St.George over this period will have more than doubled his or her money.

Driving shareholder value


$
260
220
180
140
100
60
217
152
130
Mar 99
Jul 99
Nov 99
Mar 00
Jul 00
Nov 00
Mar 01
Jul 01
Nov 01
Mar 02
Apr 02
ASX AO Acc
SGB Total Return
ASX Bank Acc

Sustained financial performance


Net Profit after tax*
$m
280
240
200
160
120
244
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Expense/income ratio^
%
64
60
56
52
48
44
52.7
Return on equity^
%
20
15
10
19.3
Earnings per share^
cents
120
110
100
90
80
70
122.5

* Before significant items
^Before goodwill amortisation and significant items

On the rise – residential loans, managed funds

Our residential loan portfolio (including securitised loans) continues to grow strongly, increasing by 11.5% over the period March 2001 to March 2002. Significantly, this has occurred with an absolute focus on profitability – our steady interest margin, up from 2.74 to 2.77, is testament to that.

Total managed funds growth has also been excellent, with both SEALCORP's Funds Under Administration and Advance's Funds Under Management rising by around 27% over the period. Advance has enjoyed a particularly strong six months with 17% growth.

The graph below emphasises the credit culture inherent in the way we approach our business. The two-year period reflects the superior nature of our credit in comparison to our peers – the trend lines on the charts speak for themselves, with St.George well below the majors.

I am pleased that we anticipate an even higher year-end dividend.

Our short to medium term strategy... will focus on organic growth – or leveraging what we have.

Credit quality remains a differentiator


Bad and doubtful debts/receivables
%
0.3
0.2
0.1
0.0
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Gross impaired assets/receivables
%
1.0
0.8
0.6
0.4
0.2
0.0
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Average of the four majors
St.George

In terms of credit quality, we remain delighted with our results and see no clouds on the horizon thanks to an experienced team and efficient process.

Great news for shareholders

I am pleased to foreshadow we anticipate an even higher year-end dividend provided we stay on track.

Strategy for the future

Going forward, you may well ask a number of questions of the St.George Group. Where do we go from here? Was the performance improvement from Best Bank a one-off benefit? Will the Group hit a growth stall in 2003/4? In response to these questions, I'll now outline our strategic agenda.

Let's start with what we already have. First, there's our outstanding foundation – Best Bank has given us a robust platform from which to execute future initiatives. Second, there's our consistently strong credit quality. Third, there's our differentiation in service and reputation of which our people are an integral part.

However, the simple fact is that, although our foundation is strong, it's under-leveraged. Research shows we have a lower ratio of products per customer than other banks and that our total income per customer is lower than that of the majors, as is our cross-sell penetration of credit cards into our own customer base.

Why? The short answer is that, since 1994, St.George has been very involved in large-scale operational programs and in making various strategic investments. We've put substantial effort into improving our operational base and performance, and it has paid off – our share price is proof of that. However, as a result of the focus on large-scale projects such as the Advance Bank integration, Y2K, GST and Best Bank, we haven't put sufficient effort into leveraging the value we already have. Which brings me to our short to medium term strategy, which will focus on organic growth – or leveraging what we have.

Let me give you just one example of what I mean by this – our SEALCORP wealth management business. SEALCORP's ASGARD is the second largest master trust in Australia and has experienced growth from $5 billion in Funds Under Administration on 30 September 1998 to $12.8 billion on 31 March 2002. A huge opportunity exists for us to introduce SEALCORP wealth management products to St.George customers, and likewise to introduce St.George banking products to SEALCORP customers.

To capture such opportunities, we've developed a strategic framework based on six key business goals that will guide us over the next period.

Strategic framework: business goals

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

Even Better Bank

Just as Best Bank established the foundation, our new Even Better Bank (EBB) program will drive us forward.

EBB is a focused program with two core streams, Customer-led Growth and Business Productivity. We've drawn from among our best people – a dedicated team working on the program full-time.

Leveraging off what we learnt in Best Bank, we're establishing specific targets related to each of our business goals and wrapping them into our three-year plan. I look forward to updating you all later in the year. Thank you for your support.



ABOVE: SATISFACTION CAMPAIGN

The St.George difference

Many banks appear to offer similar products, but it's St.George's focus on customer service and its people that differentiates us from our competitors.

Customer service has always been at the core of St.George's culture and values. We know that satisfied customers and happy staff are the keys to exceptional shareholder return.

This philosophy has created our confidence and positive public perception. Our brand has become a well-recognised, trusted and respected symbol of the way we do business.

Customer satisfaction

Our customers have recognised our commitment to customer service, rating us way above the four major banks nationally. The following Roy Morgan research shows how we compare.



Customer Satisfaction Ratings
%
75
70
65
60
55
50
45
Mar 98
Jun 98
Sep 98
Dec 98
Mar 99
Jun 99
Sep 99
Dec 99
Mar 00
Jun 00
Sep 00
Range of the four majors
St.George
Source: Roy Morgan, Feb 2002
Trend is based on three month rolling average

Satisfaction campaign

With the slogan, *'What you're looking for in a bank'*, the Satisfaction brand campaign launched last year reflects the St.George corporate values and culture in action. It promotes our exceptional customer service, a quality that makes us different from our competitors, along with the message that St.George is an experienced provider of sophisticated financial solutions. We believe St.George really does provide what our customers are looking for in a bank.

The St.George Satisfaction campaign reinforced the St.George brand in people's minds. It showed:

- We offer competitive products and services to meet all our customers' banking needs
- We're professional, smart and innovative
- We deliver a superior financial service because we're staffed by people with unique values
- St.George offers a real choice to the four major banks

Brand tracking research confirmed the main Satisfaction advertisement, the BBQ television advertisement, performed extremely well in terms of recall and delivering our message.

The St.George Foundation

Since its inception in 1990, the St.George Foundation has worked closely with a diverse range of care and social welfare groups to help thousands of children reach their full potential. Over this time the Foundation has provided more than $5.4 million in financial assistance for new technologies, youth workers, research, equipment, mobility and learning aids, special children's camps, education, counselling and therapy programs with the express aim of *'helping children be the best they can be'*.

Some of the most recent gifts include: $25,000 for Giant Steps, a NSW-based organisation that provides speech therapy services for children with developmental delays; more than $20,000 for the Cancer Council of Victoria to help educate teenagers about the effects of smoking; and over $20,000 for Brisbane Legacy to provide three adventure camps for Legacy children in Queensland.

The St.George Foundation is a major priority for the St.George Group in the years ahead, and reflects our strong community focus.



To make a donation to the St.George Foundation, please visit any St.George branch.

Margin Lending – turning the wealth you have today into the wealth you want tomorrow

Astute investors understand that borrowing funds to invest significantly boosts the potential to create wealth. And so do we! At St.George Margin Lending we offer a flexible line of credit that you can secure against your existing St.George or other shares, managed funds or master trusts. Using a St.George Margin Lending Facility you can accelerate wealth and potentially enjoy a highly tax effective, more diversified investment portfolio that's up to three times larger than you would otherwise have.

At a glance:

- **No income or assets test**
- **Low $20,000 minimum loan**
- **Fast loan approval**
- **Comprehensive choice of investments**
- **Choice of interest rate options**
- **Tiered interest rate structure**
- **Option to structure multiple loans**
- **Flexible security structure**
- **No monthly account keeping or transaction fees**
- **Internet Account Access to a wide range of account details**
- **Access to linked Cash Management Trust Account**
- **Personal Account Manager**

Your existing investments are all you need. It's that simple.

✓ **Cash**
✓ **Shares**
✓ **Managed Funds**
✓ **Master Trusts**

If you would like to apply for a St.George Margin Lending Facility, simply call us on 1300 304 065, Monday to Friday 8am-8pm (EST), visit **www.stgeorgemarginlending.com.au** or speak with your financial adviser.

Astute investors understand that borrowing funds to invest significantly boosts the potential to create wealth.

MARGIN LENDING

st.george

St.George Internet Banking – the faster, smarter way to take control of your finances

St.George Internet Banking is designed to bring a new level of convenience to your daily banking, whether your needs are simple or complex.

The wide range of services and features available allow you to save time and money by banking when and where it suits you, 24 hours a day, 7 days a week.*

- **View your account balance and transaction history**
- **Pay bills using BPAY**
- **Transfer funds between St.George and non-St.George accounts**
- **Schedule bills to be paid automatically on specified dates**
- **Set up a group payment to pay all your bills at once**
- **Order a statement**
- **View details of presented cheques**

And much more ...

Try the online demonstration – **www.stgeorge.com.au/demonstration**

The online demonstration has been set up to show you how fast and easy it is to use, so when it comes to the real thing, you will feel completely confident in what you are doing.

Visit www.stgeorge.com.au

Any questions? Simply visit our website or call the Internet Banking Helpline on **1300 555 203**, 8am – 9pm (EST), seven days a week.

*Subject to systems availability and maintenance.



ASGARD – the convenient solution for all your investments

ASGARD, a subsidiary of SEALCORP (a St.George Group investment company) is one of Australia's leading master funds. A master fund allows you to invest in a range of wholesale investment funds – including well-known companies like BT and MLC – generally charging lower fees than retail funds.

ASGARD enjoys the reputation as a leading service provider in investment solutions – that's why more than 140,000 Australians have chosen ASGARD, investing savings worth in excess of $13 billion.

ASGARD's award-winning service features:

- **a choice of over 30 investment managers and 190 individual Australian investments, covering the major asset classes of cash, fixed interest, property and shares**
- **switch between investment managers and products, free of switching fees, at any time**
- **a central point of contact**
- **one comprehensive, consolidated report covering all your investments**
- **online account information**
- **wholesale fees and discounts**

ASGARD strives to set new standards in service through investment choice and consolidated reporting. Keeping control of your investments is simple with ASGARD.

Disclosure: Offers to invest in the ASGARD Investment Funds Account, ASGARD Trustee Funds Account, ASGARD Superannuation Account, ASGARD Employee Superannuation Account or ASGARD Allocated Pension Account will be made in or accompanied by a copy of the current prospectus or Key Features Statement for that Account. Anyone wishing to invest will need to complete the application form that will be in or will accompany the relevant prospectus or Key Features Statement. Copies can be obtained from ASGARD or a financial adviser. ASGARD is a licensed dealer in securities. ©ASGARD



Contact your St.George financial adviser for more information on ASGARD.

ASGARD

Advance Funds Management

Advance
Funds Management
Member of the St.George Group

If you are interested in investing in International or Australian shares, consider these two award winning funds, offered by Advance Funds Management, the specialist funds management arm of the St.George Group.

Advance Imputation Fund

This is one of the most successful funds of its type. We employ the highly respected Australian shares manager, Maple-Brown Abbott Limited, as the underlying portfolio manager. The Fund aims to provide a tax effective quarterly income stream and long-term capital growth from a wide range of shares listed on the Australian Stock Exchange. The objective is to outperform the benchmark (S&P/ASX200 Accumulation Index) over five years or longer.

RETURNS TO INVESTORS %p.a.		S&P/ASX200 INDEX %p.a.	OUT-PERFORMANCE %p.a.
2 Years	15.53	7.26	8.27
5 Years	11.91	9.97	1.94

(Source – Advance Funds Management 30 April 2002. Assumes reinvestment of all distributions. No account taken of entry fees or tax.)

The Advance Imputation Fund was awarded 'Australian Share Fund of the Year, 2001' in the prestigious *Personal Investor Magazine Awards for excellence in financial services.*

1800 819 935 **www.advance.com.au**

Advance International Sharemarket Fund

Advance employs Morgan Stanley Investment Management as the underlying portfolio manager of the Advance International Sharemarket Fund, with the objective of providing long term capital growth and international diversification. The Fund aims to provide returns that outperform the MSCI World Accumulation Index ($A) over a period of 5 years or longer from shares and other securities listed, or expected to be listed, on selected world stock exchanges.

RETURNS TO INVESTORS %p.a.		MSCI WORLD INDEX %p.a.	OUT-PERFORMANCE %p.a.
2 Years	7.97	-11.33	19.30
5 Years	16.23	12.09	4.14

(Source – Advance Funds Management as at 30 April 2002. Assumes reinvestment of all distributions. No account taken of entry fees or tax.)

The International Sharemarket Fund was awarded 'International Share Fund of the Year, 2001' in the *Personal Investor Magazine Awards for excellence in financial services.* Advance was also recently named one of three finalists in the *Money Management – ASSIRT Awards for International equities.*

Investors wishing to join a Fund will need to complete the application form in the current prospectus. Advance is a member of the St.George Group and proprietor of the Advance Funds Management Business name. Neither St.George Bank nor its subsidiaries stand behind or guarantee the repayment of capital, the performance of the Fund or any particular rate of return. Performance figures assume reinvestment of income and are calculated on withdrawal values, net of fees and expenses. No allowance has been made for taxation or entry fees. Annual management fees and expenses have been deducted. Past performance is not indicative of future performance. ABN 98 002 538 329.

Earn 0.20%p.a. more with a St.George Term Deposit



For convenient access to your funds and a great rate of return, consider taking out a St.George Term Deposit. Perfect for the investor who may be interested in holding funds for a specified length of time or for those who prefer the flexibility and security of a bank deposit, St.George Term Deposits are easy to open and even easier to manage.

With term deposits you can earn a competitive rate and benefit from a range of features, including:

- **A choice of terms from one month to five years**
- **A choice of interest payment frequency – 28 days, quarterly, six monthly, yearly or at maturity**
- **A choice of interest options – reinvest at maturity, cheque or direct deposit to a transaction account**
- **No account keeping fees**
- **24 hour phone and internet banking access◊ to your account**

◊subject to systems availability and maintenance

You can even open a St.George Term Deposit account by phone and start earning interest the minute you make the call.

Right now, as a special offer to St.George Bank shareholders, we are offering a bonus of 0.20%p.a on our advertised rate for all new term deposits up to $500,000*.

To accept our special offer, open a Term Deposit today and inform our customer service officer that you are a St.George shareholder!

- **Simply call 133 555 from 8am to 9pm, seven days a week**
- **Enquire at any St.George branch**

*Please note: This offer is available for new term deposits only, and does not apply to existing rollovers or transfers from other St.George term deposit or interest bearing deposit accounts. It does not apply to high yield Interest Bearing Deposits and cannot be used in conjunction with other term deposit offers, Everyday Deluxe offers or discretions. Terms and conditions available on application. Fees and charges are payable.

Financial Calendar

12 June 2002	Ex-dividend trading for ordinary shares
18 June 2002	Record date for ordinary share dividend
2 July 2002	Payment of interim ordinary dividend
30 July 2002*	Ex-dividend trading for PRYMES
6 August 2002*	Record date for PRYMES dividend
20 August 2002*	Payment date for PRYMES dividend
30 September 2002	Financial year end
6 November 2002*	Final profit and ordinary dividend declared
25 November 2002*	Ex-dividend trading for ordinary shares
29 November 2002*	Record date for ordinary share dividend
13 December 2002*	Payment of final ordinary dividend
13 December 2002*	Annual General Meeting
31 January 2003*	Ex-dividend trading for PRYMES
6 February 2003*	Record date for PRYMES dividend
20 February 2003*	Payment date for PRYMES dividend
31 March 2003	Half-financial year end
7 May 2003*	Interim profit and ordinary dividend declared
12 June 2003*	Ex-dividend trading for ordinary shares
18 June 2003*	Record date for ordinary share dividend
02 July 2003*	Payment of interim ordinary dividend

* proposed dates only

St.George Bank Annual General Meeting – 13 December 2002.

The venue for this year's Annual General Meeting will be the Tumbalong Auditorium at the Sydney Convention and Exhibition Centre, Darling Harbour.

Sell-back rights – ATO litigation

In August 2001, the Australian Tax Office (ATO) informed St.George that shareholders who held St.George Bank shares on 23 January 2001 would be liable to income tax on the proceeds received for their Sell-Back Rights. The Bank disagreed with the ATO's position and has been facilitating litigation action on this matter on behalf of our shareholders. The ATO has agreed with the Bank's desire to fast track this process as much as possible.

The Bank and the ATO are dependant to a large extent on both the availability of Legal Counsel and the Federal Court, and a resolution therefore is expected to take some months.

View your shareholding on-line

A reminder to shareholders that you can view your shareholding with St.George on-line. Simply click on **Access Your Shareholding** in the Shareholder Centre on the St.George Bank website at www.stgeorge.com.au.

Shareholder enquiries

All shareholder enquiries should be directed to the Bank's share registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Postal Address:
GPO Box 7045
Sydney NSW 1115, Australia

Telephone: 1800 804 457
International: 613 9615 5970
Facsimile: 02 8234 5050
Website: www.computershare.com.au

Chairman's message continued.

Growth in the Australian economy is slowly gathering momentum and the Reserve Bank has moved to increase interest rates in an attempt to counter inflationary trends. We expect further increases over coming months.

As retail sales and private sector credit are strong, the consumer remains the principal driver behind economic growth. Manufacturing has been performing well, but may be tempered if oil prices maintain current levels. The rural sector has had its best year in two decades.

Housing sector growth has weakened somewhat in recent times and may ease further as the government grants wind back. There is some prospect that the effect of any slowdown in the housing sector on domestic demand over the next six months will be counterbalanced by an uplift in business investment.

Overall, business conditions remain favourable for the Bank and should provide the opportunity to grow business volumes in the second half.

The Bank's first half performance benefited from the contribution of the redesign programme. The Directors believe that while the current level of profitability is expected to be maintained in the second half, a steepening of the short term yield curve caused by expectations of further interest rate increases may place pressure on the Bank's interest margin. If the current level of performance is sustained, the Directors expect that the final dividend will exceed the payment for the interim dividend.

On 1 July 2002, St.George celebrated its tenth anniversary as a bank. As an organisation, including the period as a building society, we are 65 years old. In the years since incorporation as a bank, we have grown our assets from $9 billion to over $52 billion or about $60 billion if the balance of securitisation of receivables is included. Profitability has increased by a factor of ten over the same period.

It was the intention of the original shareholders to give the Bank ten years to prove itself as a viable and strong competitor in the financial services industry.

From 1 July 2002, today's shareholders can, if they so desire, amend the Bank's constitution by special resolution to delete the clause which precludes a greater than 10 percent share holding by any individual shareholder.

Should that occur, the Bank will assume a similar status to other companies with open share registers. I have commented before, that the Directors of St.George have always considered that the best course of action was to remain focused on continuing to improve performance and thereby increase value for our shareholders. That will continue to be our focus.

70527 06/02

02 JUL -9 AM 11:30

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	465
Pages (Includes this page):	9
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	1 July 2002
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap465.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	91,333 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,904,213	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: ....01/07/02............

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

02 JUL -9 AM 11:30

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	466
Pages(Includes this page):	13
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Initial Directors' Interest Notice**
Date Sent:	2 July 2002
Bar Code:	

Please find Appendices 3X attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 5,293 shares (fully paid ordinary) Indirect 6,350 shares (fully paid ordinary) 63 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director
Date of change	2 July 2002
No. of securities held prior to change	11,417 shares (fully paid ordinary) 63 PRYMES
Class	Fully Paid Ordinary
Number acquired	226 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.22 per share
No. of securities held after change	11,643 shares (fully paid ordinary) 63 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John J Mallick
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,383 shares (fully paid ordinary) 4,316 shares (fully paid ordinary)* 43 PRYMES*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	2 July 2002
No. of securities held prior to change	10,491 shares (fully paid ordinary) 43 PRYMES
Class	Fully Paid Ordinary
Number acquired	208 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.22 per share
No. of securities held after change	10,699 shares (fully paid ordinary) 43 PRYMES

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 24,187 shares (fully paid ordinary) 427 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 July 2002
No. of securities held prior to change	23,718 shares (fully paid ordinary) 427 PRYMES
Class	Fully Paid Ordinary
Number acquired	469 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.22 per share
No. of securities held after change	24,187 shares (fully paid ordinary) 427 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 8,061 shares (fully paid ordinary) Indirect 4,589 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director
Date of change	2 July 2002
No. of securities held prior to change	12,405 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	245 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.22 per share
No. of securities held after change	12,650 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Geri Ettinger
Date of last notice	09 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	<u>Direct</u> 28,564 shares (fully paid ordinary) 53 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 July 2002
No. of securities held prior to change	28,010 shares (fully paid ordinary) 53 PRYMES
Class	Fully Paid Ordinary
Number acquired	554 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.22 per share
No. of securities held after change	28,564 shares (fully paid ordinary) 53 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 9,701 shares (fully paid ordinary) 10,515 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	2 July 2002
No. of securities held prior to change	19,824 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	392 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.22 per share
No. of securities held after change	20,216 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.